Exhibit 99.1

Check-Cap Appoints Alex Ovadia as Chief Executive Officer

Global Operations and R&D Veteran Brings Focus to C-Scan® Commercial Pathway

ISFIYA, Israel, Feb. 26, 2018 /PRNewswire/ --

Check-Cap Ltd. (the "Company" or "Check-Cap") (NASDAQ: CHEK, CHEKW), a clinical-stage medical diagnostics company engaged in the development of C-Scan®, an ingestible capsule for preparation-free, colorectal cancer screening, today announced the appointment of Alex Ovadia as Chief Executive Officer effective immediately. Prior to this appointment, Mr. Ovadia served as Check-Cap's Chief Operating Officer, Vice President of Research and Development and Israeli site manager since 2013. He succeeds William (Bill) Densel, who will provide support to complete a seamless transition.

Mr. Ovadia brings more than 25 years of experience leading global operations, in addition to worldwide management of complex projects at Philips Healthcare – CT Systems, as a member of Philips Medical Israel management, and at Elbit Systems, a large international defense company, where he held various positions with increased responsibilities.

Steven Hanley, Chairman of the Board of Directors of Check-Cap commented, "We are very pleased to announce the appointment of Alex Ovadia as Chief Executive Officer. We believe that Alex's leadership capabilities, global strategic perspective, and extensive R&D background will provide focus as we progress towards execution of our C-Scan commercial pathway. With our recent CE Mark approval a key validation of our breakthrough product, we look forward to Alex's leadership in driving the Company to achieve its mission of generating an alternative for colorectal cancer screening."

Alex Ovadia, Chief Executive Officer of Check-Cap stated, "I am very excited to take on the challenge of driving broad regulatory, clinical and commercial acceptance of our C-Scan product. Following our receipt in January of CE Mark, we continue to build a growing body of clinical evidence as we remain focused on bridging the gap toward the commercialization of C-Scan. We look forward to delivering on our target milestones and I am honored to continue to serve and further build with the talented and dedicated team at Check-Cap."

About Check-Cap

Check-Cap is a clinical-stage medical diagnostics company developing C-Scan®, the first capsule-based system for preparation-free colorectal cancer screening.

Utilizing innovative ultra-low dose X-ray and wireless communication technologies, the capsule generates information on the contours of the inside of the colon as it passes naturally. This information is used to create a 3D map of the colon, which allows physicians to look for polyps and other abnormalities. Designed to improve the patient experience and increase the willingness of individuals to participate in recommended colorectal cancer screening, C-Scan removes many frequently-cited barriers, such as laxative bowel preparation, invasiveness and sedation.

Legal Notice Regarding Forward-Looking Statements

This press release contains "forward-looking statements." Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "look forward" and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. For a discussion of these and other risks that could cause such differences and that may affect the realization of forward-looking statements, please refer to the "Special Note On Forward-looking Statements" and "Risk Factors" in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read these documents free of charge on the SEC's web site at http://www.sec.gov. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Investor Contacts

Vivian Cervantes
PCG Advisory
646-863-6274
Vivian@pcgadvisory.com

Meirav Gomeh-Bauer
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meirav@bauerg.com